Blue Capital Reinsurance Holdings Ltd.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-191586

October 29, 2013

Dear Mr. Riedler:

Blue Capital Reinsurance Holdings Ltd. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (File No. 333-191586) (the “Registration Statement”). Four clean copies of Amendment No. 2 and four copies that are marked to show changes from the Registration Statement that was filed with the Commission on October 22, 2013 are enclosed for your convenience.

Please contact me at (212) 474-1024, or, in my absence, Michael Mariani at (212) 474-1007, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/  Craig F. Arcella

Craig F. Arcella

Mr. Jeffrey P. Riedler
     Assistant Director
          U.S. Securities and Exchange Commission
               Division of Corporation Finance
                    100 F Street, N.E.
                         Washington, D.C. 20549

Copy with enclosures to:

Ms. Amy Reischauer
     U.S. Securities and Exchange Commission
          Division of Corporation Finance
               100 F Street, N.E.
                    Washington, D.C. 20549

Mr. Michael S. Paquette
Interim Chief Financial Officer
     Blue Capital Reinsurance Holdings Ltd.
          94 Pitts Bay Road
               Pembroke HM 08
                    Bermuda

BY EDGAR; FED EX